CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED
DECEMBER 31, 2005, 2004 and 2003

(Expressed in Canadian Dollars, unless otherwise stated)

KPMG LLP	Telephone (604) 691-3000
Chartered Accountants	Fax (604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Great Basin Gold Ltd. as at December 31, 2005 and 2004 and the consolidated statements of operations, deficit and cash flows for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

KPMG LLP (signed)

Chartered Accountants

Vancouver, Canada
February 24, 2006

GREAT BASIN GOLD LTD.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	December 31	December 31
	2005	2004
		(restated – note 8)
Assets

Current assets
Cash and equivalents	$17,516,909	$17,199,548
Amounts receivable	208,762	241,572
Due from related parties (note 7)	–	926
Investments (note 5(c))	179,000	271,000
Prepaid expenses	85,164	126,175
	17,989,835	17,839,221

Equipment (note 4)	6,080	–
Reclamation deposits (note 5(a))	63,580	64,668
Mineral property interests (note 5)	98,630,000	98,630,000

	$116,689,495	$116,533,889

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	$644,245	$752,166
Due to related parties (note 7)	55,960	–
	700,205	752,166

Future income taxes (note 8)	19,364,000	24,596,000

Shareholders' equity
Share capital (note 6)	161,228,635	143,341,453
Warrants (note 6(d))	–	11,360,000
Contributed surplus (note 6(e))	5,007,211	4,531,055
Deficit	(69,610,556)	(68,046,785)
	96,625,290	91,185,723
Nature of operations (note 1)
Subsequent events (note 11)
Commitments (note 5)
Contingencies (note 5(a))
	$116,689,495	$116,533,889

See accompanying notes to consolidated financial statements.

Approved by the Board of Directors

/s/ Ferdi Dippenaar	/s/ Jeffrey R. Mason

Ferdi Dippenaar	Jeffrey R. Mason
Director	Director

GREAT BASIN GOLD LTD.
Consolidated Statements of Operations
(Expressed in Canadian Dollars)

	Years ended December 31
	2005	2004	2003
		(restated - note 8)

Expenses
Conference and travel	$336,402	$207,195	$325,504
Exploration (schedule)	3,884,972	7,691,396	7,927,618
Financial advisory and finders' fees	–	106,360	146,578
Foreign exchange loss (gain)	(3,114,429)	2,409,630	532,041
Interest and other expense (income)	(479,911)	(506,330)	(935,760)
Legal, accounting, and audit	502,872	282,257	272,795
Office and administration	1,222,037	893,194	883,977
Recovery of accounts receivable previously written off	–	–	(366,500)
Shareholder communications	283,838	232,389	754,029
Stock-based compensation - exploration (note 6(c))	18,783	754,066	786,233
Stock-based compensation - office and administration (note 6(c))	457,373	1,719,288	1,345,506
Trust and filing	85,684	226,159	203,912
Loss before the undernoted and income taxes	3,197,621	14,015,604	11,875,933
Loss (gain) on sale of investments	193,150	–	(4,379,426)
Mark-to-market adjustment on investments (note 5(c))	166,000	–	–
Loss before income taxes	3,556,771	14,015,604	7,496,507
Future income tax recovery (note 8)	(1,993,000)	(1,849,867)	–

Loss for the year	$1,563,771	$12,165,737	$7,496,507

Basic and diluted loss per share (note 3(i))	$(0.02)	$(0.14)	$(0.12)

Weighted average number of common shares outstanding	91,908,700	85,370,853	60,061,869

See accompanying notes to consolidated financial statements.

Consolidated Statements of Deficit
(Expressed in Canadian Dollars)

	Years ended December 31
	2005	2004	2003
		(restated - note 8)
Deficit, beginning of year, as previously reported	$62,447,785	$55,881,048	$48,384,541
Adjustment for future income taxes and related foreign exchange (note 8)	5,599,000	–	–
Deficit, as restated	68,046,785	55,881,048	48,384,541
Loss for the year	1,563,771	12,165,737	7,496,507

Deficit, end of the year	$69,610,556	$68,046,785	$55,881,048

See accompanying notes to consolidated financial statements.

GREAT BASIN GOLD LTD.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	Years ended December 31
	2005	2004	2003
		(restated - note 8)

Operating activities
Loss for the period	$(1,563,771)	$(12,165,737)	$(7,496,507)
Items not involving cash
Amortization included in exploration expenses	1,242	–	–
Future income tax recovery	(1,993,000)	(1,849,867)	–
Loss on sale of investments	193,150	–	–
Non-cash stock-based compensation expense	476,156	2,473,354	2,131,739
Unrealized foreign exchange	(3,239,000)	2,765,766	–
Warrants received for property option agreement (note 5(c))	(345,000)	(271,000)	–
Mark-to-market adjustment on investments (note 5(c))	(166,000)	–	–
Changes in non-cash operating working capital
Amounts receivable	32,810	524,368	(581,231)
Prepaid expenses	41,011	(36,501)	580,949
Accounts payable and accrued liabilities	(107,921)	(66,010)	(1,370,666)
Cash used in operating activities	(6,338,323)	(8,625,627)	(6,735,716)

Investing activities
Mineral property acquisition costs	–	(125,040)	(8,789,742)
Proceeds on sale of investments	77,850	–	–
Purchase of equipment	(7,322)	–	–
Reclamation deposits	1,088	–	(73,934)
Cash from (used in) investing activities	71,616	(125,040)	(8,863,676)

Financing activities
Common shares issued for cash, net of issue costs	6,527,182	4,755,070	22,304,900
Advances from related parties (note 7)	56,886	–	–
Cash from financing activities	6,584,068	4,755,070	22,304,900

Increase (decrease) in cash and equivalents	317,361	(3,995,597)	6,705,508
Cash and equivalents, beginning of period	17,199,548	21,195,145	14,489,637

Cash and equivalents, end of period	$17,516,909	$17,199,548	$21,195,145

Supplementary information
Taxes paid	$–	$–	$–
Interest paid	$–	$–	$–
Interest received	$479,911	$506,330	$935,760

Non-cash financing and investing activities
Shares issued for property option agreement (note 5(b))	$–	$32,780,000	$13,800,000
Warrants issued for property option agreement (note 5(b))	$–	$11,360,000	$2,200,000
Warrants received for mineral property option agreement	$345,000	$271,000	$–
Fair value of stock options transferred to share capital on options
exercised from contributed surplus	$–	$239,915	$430,000
Increase in mineral property for future income taxes	$–	$23,696,867	$–

See accompanying notes to consolidated financial statements.

GREAT BASIN GOLD LTD.
Consolidated Schedules of Exploration Expenses
(Expressed in Canadian Dollars)

Mineral Property Interests (Note 5)	Burnstone	Ivanhoe	Other	Total

Exploration expenses during 2005
Assays and analysis	$83,601	$2,881	$96,606	$183,088
Amortization	85	–	1,157	1,242
Drilling	472,917	–	298,871	771,788
Engineering	1,216,433	66,935	20,755	1,304,123
Environmental, socio-economic and land	376,843	8,490	2,064	387,397
Equipment rental	–	–	18,276	18,276
Freight	–	–	21	21
Geological	439,310	109,781	312,802	861,893
Graphics	8,552	18,994	7,997	35,543
Property fees and exploration option payments	155,688	153,856	4,254	313,798
Site activities	221,127	23,165	71,329	315,621
Transportation	16,532	5,883	14,767	37,182
Proceeds on option agreements (note 5(c))	–	–	(345,000)	(345,000)
	2,991,088	389,985	503,899	3,884,972
Stock-based compensation (note 6(c))	13,228	1,787	3,768	18,783
Incurred during 2005	3,004,316	391,772	507,667	3,903,755
Cumulative exploration expenditures, December 31, 2004	18,519,661	22,908,651	(173,446)	41,254,866
Cumulative exploration expenditures, September 30, 2005	$21,523,977	$23,300,423	$334,221	$45,158,621

Cumulative exploration expenditures, consist of :
Cumulative cash expenditures	$20,033,769	$23,111,796	$319,226	$43,464,791
Cumulative stock-based compensation - exploration	1,490,208	188,627	14,995	1,693,830
	$21,523,977	$23,300,423	$334,221	$45,158,621

Exploration expenses during 2004
Assays and analysis	$199,979	$22,046	$3,414	$225,439
Drilling	4,368,621	133,946	–	4,502,567
Engineering	625,221	76,174	–	701,395
Environmental, socio-economic and land	84,237	39,210	–	123,447
Geological	1,208,134	83,253	34,998	1,326,385
Graphics	43,483	11,024	5,919	60,426
Property fees and exploration option payments	85,839	258,716	54,758	399,313
Site activities	286,888	62,950	3,995	353,833
Transportation	206,527	51,727	11,337	269,591
Proceeds on option agreements	–	–	(271,000)	(271,000)
	7,108,929	739,046	(156,579)	7,691,396
Stock-based compensation (note 6(c))	671,776	71,257	11,033	754,066
Incurred during 2004	7,780,705	810,303	(145,546)	8,445,462
Cumulative exploration expenditures, December 31, 2003	10,738,956	22,098,348	(27,900)	32,809,404
Cumulative exploration expenditures, December 31, 2004	$18,519,661	$22,908,651	$(173,446)	$41,254,866

Exploration expenses during 2003
Assays and analysis	$183,350	$2,746	$–	$186,096
Drilling	4,920,811	5,317	–	4,926,128
Engineering	463,576	27,413	–	490,989
Environmental, socio-economic and land	17,235	86,836	–	104,071
Geological	1,308,197	63,159	–	1,371,356
Graphics	36,944	3,435	–	40,379
Property fees and exploration option payments	19,374	263,292	1,454	284,120
Site activities	269,496	39,696	495	309,687
Transportation	193,958	20,834	–	214,792
	7,412,941	512,728	1,949	7,927,618
Stock-based compensation (note 6(c))	735,189	50,851	193	786,233
Incurred during 2003	8,148,130	563,579	2,142	8,713,851
Cumulative exploration expenditures, December 31, 2002	2,590,826	21,534,769	(30,042)	24,095,553
Cumulative exploration expenditures, December 31, 2003	$10,738,956	$22,098,348	$(27,900)	$32,809,404

See accompanying notes to consolidated financial statements.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars unless otherwise stated)

1.	Nature of operations

Great Basin Gold Ltd. ("Great Basin" or the "Company") is incorporated under the laws of the Province of British Columbia and its principal business activity is the exploration and development of mineral property interests. The Company’s principal mineral property interests are the Ivanhoe Gold Property located in Nevada, United States of America (“USA”), and the Burnstone Gold Property located in the Republic of South Africa (“South Africa”) (note 5).

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain economically recoverable mineral reserves. The underlying value and the recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, and future profitable production or proceeds from the disposition of the mineral property interests.

2.	Basis of presentation and principles of consolidation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. A reconciliation of material measurement differences between these principles and accounting principles generally accepted in the United States is shown in note 10. These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries.

All material intercompany balances and transactions have been eliminated.

3.	Significant accounting policies

(a)	Cash and equivalents

Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of acquisition, that are readily convertible to known amounts of cash.

(b)	Short-term investments

Short-term investments include highly liquid investments with terms to maturity of three to twelve months when purchased. Short-term investments are carried at the lower of cost plus accrued interest and quoted fair market value.

(c)	Reclamation deposits

Reclamation deposits are recorded at cost.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars unless otherwise stated)

(d)	Investments

Investments capable of reasonably prompt liquidation are carried at the lower of cost and quoted fair market value.

The Company’s investment in warrants is recorded at estimated fair value.

Investments where the Company has the ability to exercise significant influence are accounted for on the equity basis where the investment is initially recorded at cost and subsequently adjusted for the Company’s share of the income or loss and capital transactions of the investee, less provision, if any, for permanent impairment in value.

(e)	Equipment

Equipment is stated at cost less accumulated amortization. Amortization is provided on a straight-line basis over three to five years, which represents the estimated useful lives of the related equipment. Amortization on equipment used directly on exploration projects is included in exploration expenses until the related property is placed into production.

(f)	Mineral property interests

The Company capitalizes mineral property acquisition costs on a property-by-property basis. Exploration expenditures and option payments incurred prior to the determination of the feasibility of mining operations are charged to operations as incurred. Development expenditures incurred subsequent to such determination, to increase production, or to extend the life of existing production are capitalized, except as noted below. Such acquisition costs and deferred development expenditures are amortized over the estimated life of the property, or written off to operations if the property is abandoned, allowed to lapse, or if there is little prospect of further work being carried out by the Company or its option or joint venture partners.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares at the agreement and announcement date, issued for mineral property interests, pursuant to the terms of the relevant agreement. Payments relating to a property acquired under an option or joint venture agreement, where such payments are made at the sole discretion of the Company, are recorded in the accounts upon payment.

Costs related to the determination of the feasibility of a project are expensed as incurred.

Administrative expenditures are expensed as incurred.

The amount presented for mineral property interests represents costs incurred to date and accumulated acquisition costs, less write-downs, and does not necessarily reflect present or future values.

The company does not accrue for asset retirement obligations which are the responsibility of an earn-in partner or a party to whom the property has been optioned.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars unless otherwise stated)

(g)	Share capital

The Company records proceeds from share issuances net of issue costs. Shares issued for consideration other than cash are valued at the quoted market price on the date the agreement to issue the shares was reached.

(h)	Foreign currency translation

All of the Company’s foreign operations are considered integrated with those of the Company’s domestic operations and use the Canadian dollar as their functional currency.

Monetary assets and liabilities denominated in a foreign currency are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except amortization, are translated at the average exchange rates for the period. Amortization is translated at the same exchange rate as the assets to which it relates. Gains or losses on translation are recorded in the statement of operations.

(i)	Loss per common share

Basic loss per common share is calculated by dividing the loss available to common shareholders by the weighted average number of common shares outstanding during the year. For all years presented, loss available to common shareholders equals the reported loss.

Diluted loss per common share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the year.

In the Company’s case, basic and diluted loss per share are the same as the effect of the outstanding warrants (note 6(d)) and stock options (note 6(c)) would be anti-dilutive.

(j)	Fair value of financial instruments

The carrying amounts of cash and equivalents, amounts receivable, reclamation deposits, and accounts payable and accrued liabilities approximate their fair values due to their short term nature. The fair value of amounts due to and from related parties is not determinable due to the related party nature and the lack of a market for such balances.

The fair value of investments at December 31, 2005 is estimated to be $179,000 (2004 – $226,000).

Fair value estimates are made at the date of issuance, and at the balance sheet date, based on relevant market information and information about the financial instruments.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars unless otherwise stated)

(k)	Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to impairment of mineral property interests, determination of reclamation obligations, assumptions used in determining the fair value of non-cash stock-based compensation and warrants and determination of valuation allowances for future income tax assets and future income tax liabilities. Actual results could differ from these estimates.

(l)	Segment disclosure

The Company operates in a single segment, being the exploration and development of mineral properties within the geographic areas disclosed in note 9. Other than exploration expenses and mineral property acquisition costs, which are disclosed in the schedule of exploration expenses and in note 5 respectively, substantially all of the Company’s net expenses are incurred in Canada.

(m)	Stock-based compensation

The Company has a share option plan which is described in note 6(c). The Company records all stock-based payments using the fair value method.

Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable, and are charged to operations over the vesting period. The offset is credited to contributed surplus.

Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

(n)	Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of existing assets and liabilities on the balance sheet and their corresponding tax values, using the substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Future income tax assets also result from unused loss carry forwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The carrying value of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars unless otherwise stated)

(o)	Asset retirement obligations

The Company recognizes statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the discounting of the underlying future cash flows. The capitalized asset retirement cost is amortized to operations over the life of the asset.

(p)	Adoption of new accounting standard for variable interest entities

Effective January 1, 2005, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG15") on a prospective basis. AcG15 prescribes the application of consolidation principles for entities that meet the definition of a variable interest entity (“VIE”). An enterprise holding other than a voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE’s expected losses, receive the majority of its expected residual returns, or both. The adoption of this new standard had no effect on the consolidated financial statements as management has determined the Company does not have any variable interest entities.

(q)	Comparative figures

Certain of the prior years’ comparative figures have been restated to conform with the presentation adopted for the current year.

4.	Equipment

	December 31, 2005			December 31, 2004
						Net
		Accumulated			Accumulated	book
	Cost	amortization	Net book value	Cost	amortization	value

Computer	$133,388	$128,835	$4,553	$127,795	$127,795	$–
Field	351,360	349,833	1,527	349,631	349,631	–
Office	300,678	300,678	–	300,678	300,678	–
	$785,426	$779,346	$6,080	$778,104	$778,104	$–

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars unless otherwise stated)

5.	Mineral property interests

Mineral Property Acquisition Costs, net	December 31	December 31
	2005	2004

Ivanhoe Gold Property (note 5(a))	$3,945,348	$3,945,348
Burnstone Gold Property (note 5(b))	94,684,650	94,684,650
Casino Property (note 5(c))	1	1
Kirkland Lake Property (note 5(d))	1	1

	$98,630,000	$98,630,000

(a)	Ivanhoe Gold Property, Elko County, Nevada, United States of America

	December 31	December 31
	2005	2004
Balance, beginning and end of the year	$3,945,348	$3,945,348

From 1997 to 1999, the Company acquired a 100% working interest in the Ivanhoe Property on the Carlin Trend in Nevada from Newmont Exploration Limited ("Newmont").

As part of the acquisition agreement, Newmont agreed to manage and complete an approved mine closure plan for the 1.1 square mile area of former mining operations and to fund up to US$4.5 million in closure costs. The agreement provided that overruns beyond the US$4.5 million would be funded 25% by Newmont and 75% by the Company up to a total overrun of US$1.5 million, and thereafter 75% by Newmont and 25% by the Company. The Company paid US$77,725 over the period 2000 to 2004 as its share of the overruns. No amounts were required to be paid in respect of 2005.

During 1998, the Company entered into an agreement for the acquisition of a group of claims that form part of the Ivanhoe Property. This agreement, with a term of up to four 20-year terms, provides for annual advance royalty payments of US$50,000 per year until 2017 and thereafter increases to US$55,000 per year from 2018 to 2037. The claims are subject to net smelter return royalties ranging from 2% to 5%.

In August 2002, the Company entered into Earn-In and Joint Operating Agreements (the “Earn-In Agreement”) with Hecla Ventures Corp. ("Hecla"), an affiliate of Hecla Mining Company. These agreements provided that Hecla would vest in a 50% working interest in the Hollister Development Block (“HDB”), which is a portion of the Ivanhoe Property, subject to a purchase royalty in favor of Great Basin, provided that Hecla funded a US$21.8 million two-stage advanced exploration and development program, or otherwise achieved commercial production from the HDB, which subsequently, has been amended in February 2006 to be a condition of earning a 50% working interest (see below), and issued 4 million Hecla Mining Company share purchase warrants (the "Hecla Warrants") to Great Basin. In 2002, 2 million share purchase warrants exercisable at US$3.73 per share were issued by Hecla to the Company.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars unless otherwise stated)

One million Hecla Warrants are required to be issued to the Company upon Hecla proceeding to Stage 2 activities, and the remaining 1 million Hecla Warrants are issuable upon the completion of Stage 2 and completion of the earn-in.

During 2003, the 2 million Hecla Warrants issued in 2002 were exercised for shares which were subsequently sold by the Company. The net proceeds of $6,312,426 received resulted in a gain of $4,379,426 which was reflected in the results of operations during 2003.

Concurrent with the issuance of the Hecla Warrants, the Company was required to issue 2 million share purchase warrants (the "Great Basin Warrants") to Hecla. In 2002, 1 million share purchase warrants were issued by the Company to Hecla (note 6(d)). The remaining 1 million Great Basin Warrants are required to be issued in two tranches of 500,000 warrants per tranche concurrent with the issuance of the remaining 2 million Hecla Warrants.

Beginning in 2002, Hecla conducted engineering and permitting work in furtherance of an underground development program and obtained the necessary permits to complete the Stage 1 underground development, drilling, and pre-feasibility work. Prior to the Earn-In Agreement Amendment (“EIA Amendment”) (see below), the program budget for Stage 1 was agreed in the 2002 Earn-In Agreement to cost US$10.3 million, with work to be completed in the approximately 12 month period after the required work permits were issued. Such permits were issued in May 2004. Hecla commenced physical work on the site in October 2004. To vest its 50% working interest, Hecla was required, upon completion of Stage 1, to elect to proceed to Stage 2 within 60 days. Following such an election, the Stage 2 program of US$11.5 million was required to be completed by August 2, 2006, to consist of underground production development and procurement of production equipment and surface facilities, with an overall goal to develop the HDB to the point of commercial production. The EIA Amendment has modified the above such that the requirement is now for Hecla to complete and fully fund, with no cap, Stage 1 activities by March 2007 and that both Hecla and Great Basin are to share the costs of Stage 2 activities.

Under the 2002 Earn-In Agreement, Hecla is the operator of the Stage 1 and Stage 2 work programs, and would continue as the operator under production.

Subsequent to December 31, 2005, in February 2006, the Company and Hecla signed an Earn-In Agreement Amendment which resulted in modifications to the 2002 Earn-In Agreement. The main modifications are as follows:

(i)	Hecla commits to complete and fund 100% of the remaining Stage 1 earn-in activities by March 31, 2007.

(ii)

Hecla is to fund Great Basin’s share of any Stage 2 activities until such time that a feasibility study has been delivered to Great Basin. Upon such time, Great Basin will reimburse its share of Stage 2 costs to Hecla. Stage 2 activities are those which consist primarily of the development of the HDB into a mining operation, and lead to commercial production.

(iii)	If the decision is made to develop and operate a mine, Hecla must achieve commercial production by August 2, 2009, as a condition of earning a 50% working interest in the project.

(iv)

Hecla is entitled to the proceeds of the first 50,000 ounces of gold (or equivalent) up to the actual costs of Stage I activities, not to exceed $25.07 million, from pre-production Stage 1 activities. Thereafter any pre-production revenues will be equally shared.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars unless otherwise stated)

(v)

Hecla and Great Basin agree to terminate the current litigation between themselves and execute mutual releases from any action or claim arising to February 28, 2006 in connection with the 2002 Earn-in Agreement. The litigation was initiated in April 2005 when Hecla applied for a declaratory judgment in connection with the 2002 Earn-In Agreement and which application Great Basin was opposing.

A sliding scale royalty on Hecla’s share of production is payable in cash or in kind by Hecla to Great Basin. At a cash operating profit per ounce of gold equivalent in the range of US$100-200 per ounce, the royalty is equal to US$50 per ounce. The royalty would become payable by Hecla once it has recovered 115% of its Stage 1 and 2 pre-production expenditures.

As at December 31, 2005 and 2004, the Company had posted $59,080 and $60,249 respectively in reclamation deposits with the Bureau of Land Management ("BLM") in respect of exploration drilling on certain areas of the Ivanhoe Property. These deposits will be released by the BLM upon the conclusion of the exploration and related reclamation programs on these areas.

In 2003, the Company entered into an agreement with Atna Resources Ltd. ("Atna") whereby the Company could acquire a 70% interest in Atna’s Golden Cloud Property, located in Elko County, Nevada, by spending US$2.5 million on exploration and development over five years, making certain cash payments to Atna, and by assuming underlying option and property maintenance payments. During the year ended December 31, 2004, the Company chose not to continue further exploration work at the Golden Cloud Property and terminated the option.

(b)	Burnstone Gold Property, Republic of South Africa

	December 31	December 31
	2005	2004

Balance, beginning of the year	$94,684,650	$26,722,743

Tranche Two:
Issuance of 11 million common shares at $2.98	–	32,780,000
Issuance of 5.5 million share purchase warrants	–	11,360,000
Finder's fees	–	125,040
Future income tax provision	–	23,696,867

Balance, end of the year	$94,684,650	$94,684,650

In November 2002, the Company entered into an option agreement (the "Option to Purchase Agreement") with Southgold Exploration (Proprietary) Limited (“Southgold”) and the then shareholders of Southgold (the “Former Southgold Shareholders”) to purchase on a staged basis, up to 100% of Southgold. Southgold is a private South African company that at the time held rights to acquire a 100% interest in a part of the Burnstone Gold Property covering approximately 265 square kilometers of the Witwatersrand goldfield in the Republic of South Africa, subject to a statutory requirement that a percentage of its equity or of the property be owned by Historically

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars unless otherwise stated)

Disadvantaged South Africans (“HDSA”). Under South African mineral legislation, Southgold must achieve an HDSA ownership target of 15% by April 2009 and 26% by April 2014.

Upon signing the Option to Purchase Agreement the Company paid US$1.25 million ($2,007,561) to the Former Southgold Shareholders and also agreed to conduct a US$1.5 million work program prior to April 30, 2003, which was completed. The Company exercised its option to purchase the shares of the Former Southgold Shareholders and completed the purchase of Southgold by making payments of cash and Great Basin common shares and share purchase warrants to the Former Southgold Shareholders in two staged tranches, as described below.

The Great Basin shares issued to the Former Southgold Shareholders pursuant to the two tranches are subject to a voting trust agreement, pursuant to which the holders have undertaken to vote with Great Basin management until the earlier of (i) April 30, 2008, or (ii) the time they dispose of such shares in accordance with the Option to Purchase Agreement. Additional Great Basin shares may become issuable by Great Basin to the Former Southgold Shareholders depending on certain outcomes with respect to the Bankable Feasibility Study (as defined in the Option to Purchase Agreement) on the Burnstone Project (as described below). The Former Southgold Shareholders are entitled to nominate two members to the Board of Directors of the Company, of which one has been nominated and elected.

In accordance with the Option to Purchase Agreement the Company also undertook:

(a)

to pay to the Former Southgold Shareholders in cash an amount equal to the consideration paid to Southgold by Tranter Investments (Proprietary) Limited (“Tranter”), a black economic empowerment (“BEE”) company, (or any other BEE entity selected by the parties to the Option to Purchase Agreement) for the right to participate in the Burnstone Project. This amount would be 20% of the net present value of the Burnstone Project (determined by applying a discount rate of 9%), but in any case would be a minimum of South African Rand (“ZAR”) 15 million and a maximum of ZAR 22.5 million;

(b)	to pay the following additional consideration to the Former Southgold Shareholders with respect to the Bankable Feasibility Study:

(i)

if the Bankable Feasibility Study on the Burnstone Project is completed at a cost of less than US$7.5 million the Company will issue to the Former Southgold Shareholders that number of common shares of the Company having a notional value of US$1 per common share that is equal to the difference between US$7.5 million and the actual cost of the Bankable Feasibility Study;

(ii)

if the Bankable Feasibility Study determines that the Burnstone Project has more than 3.5 million ounces of gold reserves, calculated in accordance with the Option to Purchase Agreement, the Company will issue to the Former Southgold Shareholders 500,000 common shares of the Company for each 500,000 ounces of additional reserves, up to a maximum of 1.5 million shares of the Company; and

	(iii)	if, at the date of the Bankable Feasibility Study, the estimated full mine and mill operating costs per ounce of gold production at the Burnstone Project are less than

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars unless otherwise stated)

or equal to US$150, the Company will issue to the Southgold Shareholders a further 500,000 common shares of the Company.

The Company's mineral rights, other than those acquired from GFL and Randex (see (iii) below), are held under option with "old order" mineral right holders, the State, or Municipalities. The Company is in the process of converting the "old order" rights to "new order" rights. In the event that all mineral right options are exercised and the options are exercised at the very end of each contract, the maximum cost to the Company would be approximately ZAR 93 million (approximately $17 million). The Company may elect to exercise certain of the options before the end of each contract (when they are less expensive to exercise), or not at all, depending on future exploration program results.

(i)	Tranche One of the Southgold Option to Purchase Agreement

On April 30, 2003, the Company exercised tranche one of the Option to Purchase Agreement and acquired the right to 49% of the outstanding common shares of Southgold for payments totalling US$2 million ($2,768,990) cash and the issuance of 10 million Great Basin common shares and 5 million Great Basin share purchase warrants. The shares were valued at their quoted market value and the warrants were valued at their estimated fair value. A finder’s fee, to a maximum of US$1 million, was payable as the Company acquired Southgold and made expenditures on the Burnstone Gold Property. This finder's fee totalling US$1 million ($1,258,154) was paid in 2003 and was included in acquisition costs.

(ii)	Tranche Two of the Southgold Option to Purchase Agreement

On January 31, 2004, the Company exercised tranche two of the Option to Purchase Agreement and issued 11 million Great Basin common shares and 5.5 million Great Basin share purchase warrants to acquire the remaining 51% of the shares of Southgold. The shares were valued at their quoted market value and the warrants were valued at their estimated fair value.

The warrants were exercisable at US$0.75 for one year from the date of issuance and were subject to an accelerated expiry provision under certain circumstances. In January 2005, the 5.5 million share purchase warrants issued pursuant to this tranche were exercised by the warrant holders, for proceeds to the Company of US$4,125,000 ($5,018,062).

As Southgold had no material assets or liabilities other than its interest in the Burnstone Gold Property, the consideration given for the shares of Southgold, including the future income tax effects, was allocated to mineral property acquisition costs.

The fair values of the share purchase warrants were estimated on the date of the exercise of each tranche using a Black-Scholes option pricing model with the following assumptions:

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars unless otherwise stated)

	Tranche two	Tranche one
	January 31, 2004	April 30, 2003
Risk free interest rate	3%	3%
Expected life	1.0 years	1.0 years
Expected volatility	78%	85%
Expected dividends	nil	nil
Exercise price	US$0.75	US$0.75
Market price	C$2.98	C$1.38

(iii) Acquisition costs of mineral rights from GFL and Randex

On October 10, 2003, pursuant to a prospecting agreement (the “Prospecting Agreement”) dated October 17, 2000 between GFL Mining Services Limited (“GFL”), Randex Limited (“Randex”), and Southgold, Southgold elected to purchase certain mineral rights held by GFL and Randex totaling 11,563 hectares within the Burnstone Property which were not covered under Southgold's then-existing rights, for ZAR 35 million ($6,695,598) subject to a net smelter return royalty ranging from 1% to 2% (tiered to the gold price), and payable to GFL. The Company funded Southgold's purchase of these rights. Current South African legislation abolishes private ownership of mineral rights (and, possibly, royalties which are bound with those rights) and replaces them with a system which vests mineral tenure in the State. Under the terms of the Prospecting Agreement, in the event of a change in the mineral rights regime in South Africa, the parties agreed to negotiate amendments to the Prospecting Agreement, if possible without causing undue hardship to each of the parties.

(iv) Heads-Of Agreement

Prior to the Company entering into the Option to Purchase Agreement, Southgold entered into a joint venture agreement (the “Previous Tranter Agreement”) with Tranter, whereby Tranter was granted an option, exercisable on completion of a Bankable Feasibility Study, to acquire a 20% participating interest in the Burnstone Project. One of the objectives of the Previous Tranter Agreement was to ensure fulfillment by the Company of the BEE ownership requirements in relation to the Burnstone Project under South Africa’s new mineral tenure legislation, which require participation by BEE entities (such as Tranter) in mineral projects as a condition of ongoing security of mineral tenure. The Previous Tranter Agreement was subject to the satisfaction by Tranter of certain conditions by March 31, 2003, certain of which were not met and, consequently the Previous Tranter Agreement expired.

In April 2005, Tranter, Southgold and the Company signed an agreement (the “Heads of Agreement”), which created a new framework for the Company to fulfill the BEE ownership requirements in relation to the Burnstone Project. The Heads of Agreement set out the terms whereby Tranter may, subject to certain conditions, acquire an interest in Southgold. Such interest shall be acquired at a consideration yet to be determined. Completion of the transaction is subject to a number of conditions, including the negotiation of definitive agreements.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars unless otherwise stated)

(v) Puma Option

Puma Gold (Proprietary) Limited ("Puma") is a private South African company which holds prospecting and option contracts over four portions of the farm Doornhoek 577 IR located on the eastern edge of the Burnstone Property, of which one portion was dropped by the Company in October 2004. These options give Puma the right to explore and acquire certain mineral rights on this farm. Pursuant to the Option to Purchase Agreement, the Company agreed to fund 1,500 meters of exploration drilling and related assaying work and other direct exploration costs totaling US$100,000 ($120,000) on this property. To December 31, 2005, the exploration spending and drilling commitments had been met.

The Company may acquire 100% of the shares of Puma by paying US$2 per proven, probable, and indicated ounce of gold (adjusted for mining and geological dilution) determined in a bankable feasibility study, to a maximum of US$500,000.

(c)	Casino Property, Whitehorse Mining District, Yukon, Canada

The Company owns a group of 161 mineral claims, some of which are subject to a 5% net profits from production royalty. During May 2000, the Company granted an option whereby Wildrose Resources Ltd., the optionee, could earn the right to purchase 55 claims for $1 on the 20th anniversary of the option agreement. As consideration, the optionee agreed to incur all annual filing fees and assessment work on the 55 claims under option and 83 other claims. Alternatively, the optionee may purchase the 55 claims for a one time payment of $200,000 without further obligation in respect of the Company’s 83 claims. Should the optionee acquire the 55 claims, the optionee would be subject to a further 5% net profits interest, payable to the Company.

On July 15, 2002, the Company agreed to option the Casino Property to Lumina Copper Corp. ("Lumina") (formerly CRS Copper Resources Ltd.), subject to existing net profits royalty agreements and the Wildrose option agreement on a portion of the Casino property. Under the terms of the agreement, Great Basin granted Lumina an option (the "Option") to purchase 100% of Great Basin’s interest in the claims and interests comprising the property for $1,000,000 (plus applicable taxes), payable at the option of Lumina in cash or Lumina common shares, provided that Lumina shares are listed on a recognized stock exchange and have certain minimum trading volumes.

The Option may be exercised at any time to July 15, 2007, subject to written notice and confirmation that the terms of the Option have been met. Lumina was required to make interim option payments to Great Basin at the time that Lumina is listed on a stock exchange, of warrants to purchase 100,000 shares for a period of two years at an exercise price which reflects the maximum discount for the prevailing Lumina market price permitted by the policies of the relevant stock exchange. Lumina would issue further warrants on each anniversary date thereafter to a maximum of warrants to purchase 300,000 Lumina shares.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars unless otherwise stated)

In June 2003, Lumina listed on the TSX Venture Exchange and accordingly, the Company received a first tranche of warrants to purchase 100,000 shares at an exercise price of $1.80 until May 23, 2005. These warrants were exercised by the Company in October 2003 and the related shares were then sold. In May 2004, the Company received a second tranche of warrants to purchase 100,000 shares at an exercise price of $5.80 until May 21, 2006. These warrants were recorded as investments with an estimated fair value of $271,000 (using an expected volatility of 85%, risk free interest rate of 3%, dividends of nil, and a life of 2 years). In February 2005, these warrants were exercised by the Company and the related shares were sold.

In March 2005, the Company received from Lumina a third tranche of warrants to purchase 100,000 shares at an exercise price of $9.22 until March 14, 2007. These warrants were recorded as investments with an estimated fair value of $345,000 (using an expected volatility of 77%, risk free interest rate of 3%, dividends of nil and a life of approximately 2 years).

In May 2005, Lumina completed a statutory plan of arrangement to reorganize into four separate companies (Regalito Copper Corp., Northern Peru Copper Corp., Lumina Resources Corp., and Global Copper Corp.), of which all except Global Copper Corp. are listed on the TSX. Pursuant to the terms of the Lumina plan of arrangement, upon exercise of each warrant the Company will receive one common share of each of the four companies. The exercise price remained unchanged. On February 14, 2006 the Company and Regalito Copper Corp. (“Regalito”), the successor company to Lumina, agreed to cancel these warrants and replace them with the following, which each may be exercised until March 14, 2007:

  100,000 warrants of Northern Peru Copper Corp. exercisable at a price of $0.06 per share
  100,000 warrants of Lumina Resources Corp. exercisable at a price of $0.07 per share
  100,000 warrants of Global Copper Corp. exercisable at a price of $0.31 per share

Also pursuant to the February 14, 2006 agreement, the Company and Regalito agreed that in the event, at any time prior to March 14, 2007, the shares of Regalito are purchased by a third party pursuant to a takeover bid or a similar acquisition for an amount greater than $8.78 per share, Regalito will pay to the Company, the difference between such price and $8.78 multiplied by 100,000.

At December 31, 2005, the estimated fair value of the block of Lumina warrants was estimated at $179,000 (using expected volatilities averaging 85%, risk free interest rate of 3%, dividends of nil and remaining life of approximately 1.2 years). Consequently, a mark-to-market adjustment of $166,000 was charged to operations during the year ended December 31, 2005.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars unless otherwise stated)

Lumina warrants:	Number of	Carrying
	warrants	value
Received, May 2004	100,000	$271,000
Balance at December 31, 2004	100,000	271,000
Exercised, February 2005	(100,000)	(271,000)
Received, March 2005	100,000	345,000
Mark-to-market adjustments, 2005	–	(166,000)
Balance, December 31, 2005	100,000	$179,000

Lumina has the right to conduct exploration work on, or in respect of, the Casino Property at its cost, or to make payments in lieu to keep the property in good standing during the period of the Option. If Lumina elects to terminate the agreement without exercising the Option or allows it to lapse, Lumina must pay to Great Basin a "break fee" of $25,000 (plus applicable taxes). If the Option is not exercised and is terminated, Lumina is required to pay property holding costs for a minimum period of two years from the effective date of termination.

In the event the Option is exercised and a decision is made to put the Casino Property into commercial production, Lumina agreed to pay Great Basin $1 million (plus applicable taxes) within 30 days of that decision.

(d)	Kirkland Lake Property, Ontario, Canada

In 1992, the future economic benefit of the Kirkland Lake property became uncertain, and while the property was not abandoned, there were no plans to make further significant expenditures on the property. Accordingly, the property was written down to a nominal amount.

The Company continues to maintain the property in good standing.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars unless otherwise stated)

6.	Share capital

(a)	Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value.

(b)	Issued and outstanding common shares

	Number of
	Shares	Amount
Balance, December 31, 2002	46,861,364	$66,757,818
Share purchase options exercised (note 6(c))	3,636,600	5,204,175
Fair value of stock options allocated to shares issued on exercise	–	430,000
Share purchase warrants exercised (note 6(d))	6,541,943	9,883,994
Private placement, January 2003, net of issue costs (note 6(f))	5,600,000	9,416,731
Shares issued for Burnstone Gold Property, May 2003
(note 5(b))	10,000,000	13,800,000
Balance, December 31, 2003	72,639,907	105,492,718
Fair value of stock options allocated to shares issued on exercise	–	239,915
Share purchase options exercised (note 6(c))	835,700	969,580
Share purchase warrants exercised (note 6(d))	2,137,772	3,859,240
Shares issued for Burnstone Gold Property, January 2004
(note 5(b))	11,000,000	32,780,000
Balance, December 31, 2004	86,613,379	143,341,453
Share purchase options exercised (note 6(c))	1,572,000	1,509,120
Share purchase warrants exercised (note 6(d))	5,500,000	5,018,062
Warrants allocated to share capital on exercise	–	11,360,000
Balance, December 31, 2005	93,685,379	$161,228,635

(c)	Share option plan

The Company has a share option plan approved by the shareholders that allows it to grant options, subject to regulatory terms and approval, to its directors, employees, officers, and consultants. The exercise price of each option is set by the Board of Directors at the time of grant but cannot be less than the market price (less permissible discounts) on The Toronto Stock Exchange. Options can have a maximum term of ten years and typically terminate 30 days following the termination of the optionee’s employment or engagement, except in the case of retirement or death. Vesting of options is at the discretion of the Board of Directors at the time the options are granted.

A new share option plan was approved by the Board and by the shareholders in 2005. The new share option plan (the "2005 Rolling Option Plan") is based on the maximum number of eligible shares equaling a rolling percentage of up to 12.5% of the Company's outstanding common shares, calculated from time to time. Pursuant to the 2005 Rolling Option Plan, if outstanding options are

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars unless otherwise stated)

exercised, or expire, and/or the number of issued and outstanding common shares of the Company increases, then the options available to grant under the plan increase proportionately.

The continuity of share purchase options is as follows:

	Weighted		Contractual
	average		weighted average
	exercise	Number of	remaining life
	price	options	(years)
Balance, December 31, 2002	$1.24	6,650,100	2.38
Granted	$1.83	2,667,500
Exercised	$1.43	(3,636,600)
Balance, December 31, 2003	$1.39	5,681,000	2.20
Granted	$1.68	2,960,000
Exercised	$1.16	(835,700)
Cancelled	$2.61	(70,000)
Balance, December 31, 2004	$1.52	7,735,300	2.07
Granted	$1.15	1,480,000
Exercised	$0.96	(1,572,000)
Expired	$1.88	(2,091,300)
Cancelled	$1.88	(310,000)
Balance, December 31, 2005	$1.41	5,242,000	2.60

Options outstanding at December 31, 2005 are as follows:

		Number of	Number of
	Exercise	options	options
Expiry date	price	outstanding	exercisable
November 30, 2006	$1.59	180,000	180,000
November 30, 2006	$1.75	410,000	410,000
November 30, 2006	$1.62	100,000	100,000
September 28, 2007	$1.15	685,000	315,000
December 20, 2007	$1.17	1,072,000	1,072,000
December 14, 2007	$1.14	15,000	–
December 19, 2008	$1.62	2,100,000	2,100,000
December 31, 2010	$1.14	680,000	226,700
Total		5,242,000	4,403,700
Average option price		$1.41

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars unless otherwise stated)

The following table summarizes information about share purchase options outstanding at December 31, 2005:

	Options outstanding			Options exercisable
	Number	Weighted	Weighted	Number	Weighted
	outstanding at	average	average	exercisable at	average
Range of exercise	December 31	remaining	exercise	December 31	exercise
prices	2005	contractual life	price	2005	price
$1.00 to $1.24	2,452,000	2.75 years	$1.16	1,613,700	$1.16
$1.50 to $1.74	2,380,000	2.73 years	$1.62	2,380,000	$1.62
$1.75 to $1.99	410,000	0.92 years	$1.75	410,000	$1.75
	5,242,000	2.60 years	$1.41	4,403,700	$1.46

The exercise prices of all share purchase options granted during each year were at or above the market price at the grant date. Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted for the years ended December 31, 2005, 2004 and 2003, which have been reflected in the consolidated statements of operations, is as follows:

	Years ended December 31
	2005	2004	2003
Exploration
Engineering	$(9,843)	$257,905	$135,770
Environmental, socioeconomic and land	–	38,384	116,913
Geological	28,626	457,777	533,550
Exploration	18,783	754,066	786,233
Operations and administration	457,373	1,719,288	1,345,506
Total compensation cost recognized in operations,
credited to contributed surplus	$476,156	$2,473,354	$2,131,739

The grant date fair value of options granted during the year ended December 31, 2005 was $0.61 (2004 – $0.82; 2003 – $1.00) .

The weighted-average assumptions used to estimate the fair value of options vesting during the respective years were as follows:

	Years ended December 31
	2005	2004	2003
Risk free interest rate	3%	3%	3%
Expected life	2.4 years	2.6 years	2.2 years
Expected volatility	55%	64%	85%
Expected dividends	nil	nil	nil

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars unless otherwise stated)

(d)	Share purchase warrants

The continuity of the number of share purchase warrants is:

Financial statement note
reference	5(a)		5(b)(i)	5(b)(ii)
Expiry date	August 2	January 30	April 30	January 31
	2004	2004	2004	2005
Exercise price	$1.55	$1.80	US$0.75	US$0.75	TOTAL
Balance, Dec. 31, 2002	1,000,000	–	–	–	6,742,327
Issued	–	3,304,000	5,000,000	–	8,304,000
Exercised	–	(1,416,228)	(5,000,000)	–	(6,541,943)
Expired	–	–	–	–	(5,616,612)
Balance, Dec. 31, 2003	1,000,000	1,887,772	–	–	2,887,772
Issued	–	–	–	5,500,000	5,500,000
Exercised	(250,000)	(1,887,772)	–	–	(2,137,772)
Expired	(750,000)	–	–	–	(750,000)
Balance, Dec. 31, 2004	–	–	–	5,500,000	5,500,000
Exercised	–	–	–	(5,500,000)	(5,500,000)
Balance, Dec. 31, 2005	–	–	–	–	–

The continuity of the value of warrants on the consolidated balance sheets is as follows:

Balance, December 31, 2002	$295,000
Changes during 2003
Warrants issued for Burnstone Gold Property (note 5(b)(i))	2,200,000
Exercised during 2003, credited to share capital	(2,200,000)
Balance, December 31, 2003	295,000
Changes during 2004
Exercised during 2004, credited to share capital	(73,750)
Expired during 2004, credited to contributed surplus	(221,250)
Warrants issued for Burnstone Gold Property (note 5(b)(ii))	11,360,000
Balance, December 31, 2004	11,360,000
Changes during 2005
Exercised during 2005, credited to share capital	(11,360,000)
Balance, December 31, 2005	$–

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars unless otherwise stated)

(e)	Contributed surplus

The continuity of contributed surplus on the consolidated balance sheet is as follows:

Balance, December 31, 2002	$374,627
Changes during 2003
Non-cash stock-based compensation (note 6(c))	2,131,739
Share purchase options exercised, credited to share capital	(430,000)
Balance, December 31, 2003	2,076,366
Changes during 2004
Warrants expired unexercised	221,250
Non-cash stock-based compensation (note 6(c))	2,473,354
Share purchase options exercised, credited to share capital	(239,915)
Balance, December 31, 2004	4,531,055
Changes during 2005
Non-cash stock-based compensation (note 6(c))	476,156
Balance, December 31, 2005	$5,007,211

The components of contributed surplus are:

	December 31	December 31
	2005	2004
Fair value of warrants issued which expired unexercised	$221,250	$221,250
Accumulated stock-based compensation	5,455,876	4,979,720
Share purchase options exercised, credited to share capital	(669,915)	(669,915)
Total contributed surplus	$5,007,211	$4,531,055

(f)	Private placement financing, January 2003

On January 30, 2003, the Company completed a private placement financing of 5,600,000 units at a price of $1.80 per unit. Each unit was comprised of one common share and one half of a common share purchase warrant. Each common share purchase warrant was exercisable into one common share at $1.80 per common share until January 30, 2004.

In connection with the private placement, the Company granted to the agents an Option to purchase 336,000 units at $1.80 per unit until January 30, 2004. Upon exercise of the Option, the agents were issued a total of 336,000 common shares, and warrants to purchase an additional 168,000 common shares. All of these warrants had been exercised by January 2004.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars unless otherwise stated)

7.	Related party balances and transactions

Related party balances receivable (payable)	December 31	December 31
	2005	2004
Hunter Dickinson Inc. (a)	$(6,399)	$4,350
Hunter Dickinson Group Inc. (b)	–	(3,424)
CEC Engineering Ltd. (c)	(49,561)	–
	$(55,960)	$926

Reimbursement for third party expenses and
services rendered	Years ended December 31
	2005	2004	2003
Hunter Dickinson Inc. (a)	$1,104,875	$1,002,431	$1,411,849
Hunter Dickinson Group Inc. (b)	$9,600	$12,800	$22,320
CEC Engineering Ltd. (c)	$242,198	$102,372	$118,987
Pangea Exploration (Proprietary) Limited (d)	$105,091	$135,143	$–

Related party balances receivable (payable), which are non-interest bearing and are due on demand, are included in amounts receivable (accounts payable and accrued liabilities) on the consolidated balance sheets. Related party balances receivable arise from advances by the Company for normal course in-progress and near-term planned exploration and other work on the mineral properties.

(a)

Hunter Dickinson Inc. ("HDI") is a private company owned equally by nine public companies, one of which is the Company. HDI has certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated December 31, 1996.

(b)	Hunter Dickinson Group Inc. is a private company with certain directors in common that provides consulting services to the Company.

(c)	CEC Engineering Ltd. is a private company owned by a director of the Company that provides engineering and project management services at market rates.

(d)

Pangea Exploration (Proprietary) Limited (“Pangea”) is a private company of which a director of the Company, is an officer. Pangea provides certain accounting and administrative services to the Company on rates negotiated while the officer was dealing at arm’s length with the Company.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars unless otherwise stated)

8.	Income taxes

The estimated tax effect of the significant components within the Company’s future tax liability were as follows:

	December 31	December 31
	2005	2004
		(restated)
Future income tax assets
Mineral properties	$2,831,000	$2,763,000
Loss carry forwards	8,683,000	7,773,000
Equipment	78,000	81,000
Other	299,000	–
Subtotal	11,891,000	10,617,000
Valuation allowance	(11,416,000)	(10,617,000)
Net future income tax asset	475,000	–
Future income tax liability
Mineral property interests	(19,839,000)	(24,596,000)
Net future income tax liability	$(19,364,000)	$(24,596,000)

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial tax rates to earnings before income taxes. These differences result from the following items:

	December 31	December 31
	2005	2004
		(restated)
Combined Canadian federal and provincial statutory rate	34.87%	35.62%

Income tax at statutory rates	$ (1,234,000)	$ (4,992,000)
Difference in foreign tax rates	233,000	469,000
Valuation allowance	799,000	923,823
Other non-deductible items, Canada	152,000	891,000
Change due to foreign exchange	(1,098,000)	858,310
Change in tax rate	(820,000)	–
Non-deductible items, South Africa	55,000	–
Benefit of unrealized foreign exchange loss not included in income	(174,000)	–
Other	94,000	–
	$ (1,993,000)	$ (1,849,867)

At December 31, 2005, the Company had available losses for income tax purposes in Canada totalling approximately $7.0 million (2004 – $5.5 million), expiring in various years from 2006 to 2015. The Company has available resource tax pools in Canada of approximately $7.6 million (2004 – $7.4 million), which may be carried forward and utilized to reduce resource income. Included in these resource tax pool is $2.9 million (2004 – $2.9 million) which is successored, and consequently can only be utilized against taxable income from specific mineral properties.

At December 31, 2005, the Company had a net operating loss carry forward for United States income tax purposes of approximately US$15.1 million (2004 – US$14.2 million) which, if not utilized to reduce United States taxable income in future periods, expire through the year 2025.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars unless otherwise stated)

These available tax losses may only be applied to offset future taxable income from the Company's current United States subsidiaries.

Future utilization of United States loss carryforwards is subject to certain limitations under provisions of the Internal Revenue Code including limitations subject to Section 382, which relates to a 50 percent change in control over a three-year period, and are further dependent upon the Company attaining profitable operations. An ownership change occurred on June 30, 1999 regarding the losses incurred by Touchstone Resources Company, a wholly-owned subsidiary of the Company incorporated in the United States. Therefore, approximately $1.6 million of the above losses are subject to limitation under Section 382. Accordingly, the Company's ability to utilize these losses may be limited to approximately US$100,000 per year. Furthermore, the Company potentially incurred an ownership change under Section 382 at some time after June 1999. If so, an additional US$2.1 million of the above losses will be subject to a similar annual limitation.

In addition, the Company has available resource tax pool in the United States of approximately US$3.8 million (2004 – US$3.6 million).

During the year ended December 31, 2005, the Company made certain retroactive adjustments to the estimates of its accounting and tax temporary differences. These adjustments resulted in revisions to its future income tax-related balances at December 31, 2004 and for the year then ended. The effect of these adjustments was to increase the future income tax liability, and deficit, at December 31, 2004 by $5,599,000, and to increase the loss from operations and loss per share for the year then ended by $5,599,000 and $0.06, respectively, of which $5,524,000 has been allocated to foreign exchange loss and $75,000 has been allocated to future income tax recovery. There was no effect on the deficit at January 1, 2004 or on the statement of operations and cash flows for the year ended December 31, 2003.

The future income tax liability arising from mineral properties is based substantially on South African rand-denominated assets and tax balances. The future income tax liability as at and for the year ended December 31, 2005 was reduced by $1,993,000 to reflect changes in tax rates and timing differences and $3,239,000 to reflect changes in exchange rates, with the offset being charged to the statement of operations during this year.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars unless otherwise stated)

9.	Segment disclosure

The Company operates in a single reportable operating segment, the exploration and development of mineral properties. Geographic information is as follows:

Assets	December 31	December 31
	2005	2004

Canada
Assets other than mineral property interests	$17,124,154	$16,918,017
Mineral property interests	2	2

United States
Assets other than mineral property interests	171,195	130,937
Mineral property interests	3,945,348	3,945,348

Republic of South Africa
Assets other than mineral property interests	764,146	854,935
Mineral property interests	94,684,650	94,684,650

Total assets	$116,689,495	$116,533,889

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars unless otherwise stated)

10.	Differences between Canadian and United States generally accepted accounting principles

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain material respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with United States generally accepted accounting principles (“US GAAP”).

Had the Company followed US GAAP, for measurement differences, certain items on the statements of operations, deficit, and balance sheets would have been reported as follows:

	As at	As at
	December 31	December 31
	2005	2004
Consolidated Balance Sheets		(restated)

Total assets
Total assets under Canadian GAAP	$116,689,495	$116,533,889
Adjustments under US GAAP
Mark-to-market adjustment on warrants (b)	–	(45,000)
Total assets under US GAAP	$116,689,495	$116,488,889

Total liabilities under Canadian and US GAAP	$20,064,205	$25,348,166

Share capital and contributed surplus under Canadian GAAP	$166,235,846	$159,232,508
Adjustments under US GAAP:
Stock-based compensation (a)	2,658,000	2,658,000
Share capital and contributed surplus under US GAAP	$168,893,846	$161,890,508

Deficit under Canadian GAAP	$(69,610,556)	$(68,046,785)
Adjustments under US GAAP:
Stock-based compensation (a)	(2,658,000)	(2,658,000)
Mark-to-market adjustment on warrants (b)	45,000	(45,000)
Reduction of gain on sale of investments due to prior year
mark-to-market adjustment (b)	(45,000)	–
Deficit under US GAAP	$(72,268,556)	$(70,749,785)

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars unless otherwise stated)

	Year ended	Year ended	Year ended
	December 31	December 31	December 31
	2005	2004	2003
Consolidated Statements of Operations		(restated)
Loss for the year under Canadian GAAP	$1,563,771	$12,165,737	$7,496,507
Adjustments under US GAAP:
Mark-to-market adjustment on warrants (b)	–	45,000	–
Reduction of gain (loss) on sale of investments due
to prior year mark-to-market adjustment (b)	(45,000)	–	727,000
Loss for the year under US GAAP, being comprehensive loss	$1,518,771	$12,210,737	$8,223,507

Basic and diluted loss per share for the year
under US GAAP	$0.02	$0.14	$0.14

There are no material differences between Canadian GAAP and US GAAP in the consolidated statements of cash flows for the years ended December 31, 2005, 2004, and 2003.

(a)

In the year ended December 31, 2003 the Company adopted the fair value based method of accounting for employee stock-based compensation as prescribed by FASB Statement No. 123, Accounting for Stock-Based Compensation (“SFAS 123”). The Company adopted the fair value base method on a prospective basis from January 1, 2003 as permitted by FASB Statement No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, and amendment of FASB Statement No. 123. The prospective adoption of this new US GAAP policy creates no differences with the Company’s stock-based compensation expense reported under Canadian GAAP.

Previously under US GAAP, the Company accounted for its employee stock option plan under the principles of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”) and other Interpretations. No compensation expense was recognized under APB 25 because the exercise price of the Company’s employee stock options equals the market price of the underlying stock on the date of the grant.

For the years ended December 31, 2005, 2004, and 2003, there were no differences in stock-based compensation expense in respect of non-employee share options which would be required to be charged to operations under both Canadian and US GAAP. As SFAS 123 was adopted on a prospective basis, there is $2,658,000 historical difference in contributed surplus and deficit relating to the period prior to adoption.

(b)

US GAAP requires investments in available-for-sale securities to be recorded at fair value in accordance with SFAS 115, Accounting for Certain Investments in Debt and Equity Securities ("SFAS 115"). Unrealized gains and losses are recorded in a separate component of shareholders' equity with the year-over-year change recorded as other comprehensive income (loss), except for declines in fair value that are determined to be other than temporary. These declines in value are charged to the statement of operations, which is similar to Canadian GAAP.

US GAAP requires a company to present comprehensive income (loss) in accordance with SFAS 130, Reporting Comprehensive Income, which establishes standards for reporting

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars unless otherwise stated)

and display of comprehensive income (loss), its components and accumulated balances. Comprehensive income (loss) comprises net income (loss) and all changes to shareholders’ equity except those resulting from investments by owners and distributions to owners.

Under US GAAP, the Hecla Warrants (note 5(a)) would be considered derivative financial instruments and would be accounted for under SFAS 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"), until they are exercised. Once exercised, the shares of Hecla Mining Company received would be considered an available-for-sale security and would be accounted for under SFAS 115. The Hecla warrants issued were exercised and sold in 2002. Accordingly, a mark-to-market loss of $727,000 recorded in 2002 under US GAAP would include the gain otherwise recognised in 2003. SFAS 133 requires that all derivative financial instruments be recognized in the financial statements and measured at fair value. Changes in the fair value of a derivative financial instrument are charged to operations if the instrument does not qualify as a hedge, or other comprehensive income, a separate component of shareholders' equity, if it does qualify as a hedge.

Under US GAAP, the Lumina warrants (note 5(c)) would also be considered derivative financial instruments and would be accounted for under SFAS 133 until they were exercised. Once exercised, the shares of the Lumina companies received would be considered available-for-sale securities and would be accounted for under SFAS 115. At December 31, 2005, the fair value of the remaining Lumina warrants was estimated to be $179,000 (2004 – $226,000). Consequently, a mark-to-market loss of $45,000 would have been recorded in 2004 under US GAAP and would decrease the loss on sale of investments in 2005 by an equal and offsetting amount. For Canadian GAAP purposes, shares received on the exercise of the warrants are carried at cost, unless there is an other than temporary decline in value, in which case the shares are written down to market value as a charge to the statement of operations.

(c)

Pursuant to US GAAP, the Company would be considered an exploration stage company as the Company is devoting efforts to establishing commercially viable mineral properties. However, the identification of the Company as such for accounting purposes does not impact the measurement principles applied in these consolidated financial statements.

(d)	Impact of recent United States accounting pronouncements:

	(i)	In March 2004, the Emerging Issues Task Force (“EITF”) issued EITF 04-3,

Mining Assets: Impairment and Business Combinations. EITF 04-3 requires mining companies to consider cash flows related to the economic value of mining assets (including mineral properties and rights) beyond those assets’ proven and probable reserves, as well as anticipated market price fluctuations, when assigning value in a business combination in accordance with SFAS 141 and when testing the mining assets for impairment in accordance with SFAS 144. EITF 04-3 is effective for fiscal periods beginning after March 31, 2004. The adoption of EITF 04-3 did not have material impact on the Company’s financial position, results of operations or cash flows.

(ii)

On June 1, 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS 154 requires retrospective application to prior periods’ financial statements of a change in accounting principle unless it is impracticable

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2005, 2004 and 2003
(Expressed in Canadian Dollars unless otherwise stated)

to do so. This is a change from the existing practice that requires most accounting changes to be accounted for by including in net income in the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The impact of SFAS 154 cannot be determined until such time as the Company makes a change in accounting policy.

11.	Subsequent events

Subsequent to December 31, 2005,

(a)

the Company and Hecla signed an Earn-In Agreement Amendment in February 2006. This agreement modified the 2002 Earn-In Agreement and resulted in a termination of all litigation and the execution of mutual releases (note 5(a)).

(b)	the Company issued 287,000 common shares pursuant to the exercise of options at exercise prices between $1.15 to $1.62 per share (note 6 (c)).